Item 77D

INTERNATIONAL EQUITY PORTFOLIO

At the December 2001 meeting, the Board of Trustees approved changing the investment policy and prospectus disclosure for International Equity Portfolio in order to comply with revised Rule 35d-1. The Portfolio had an investment policy to invest at least 65% of its assets in stocks and other securities with equity characteristics of companies in developed countries outside the United States. To comply with revised Rule 35d-1 - the Fund Names Rule - the Board approved revising the policy to increase this requirement to 80% of its assets, determined at the time of purchase.